Exhibit 21.1

SUBSIDIARIES

Amylyx Pharmaceuticals, Inc. had international subsidiaries shown below as of February 22, 2024. Amylyx Pharmaceuticals, Inc. is not a subsidiary of any other entity.

Subsidiary	Jurisdiction of Incorporation

Amylyx Pharmaceuticals Canada Inc.	Canada

Amylyx Pharmaceuticals EMEA B.V.	Netherlands

Amylyx Pharmaceuticals Distribution Ltd.	Ireland

Amylyx Pharmaceuticals Germany GmbH	Germany

Amylyx Pharmaceuticals France SAS	France

Amylyx Pharmaceuticals Belgium SRL	Belgium

Amylyx Pharmaceuticals UK Ltd.	United Kingdom

Amylyx Pharmaceuticals Japan K.K.	Japan